12 February 2016

ASX ANNOUNCEMENT

Release of shares from voluntary escrow

Mission NewEnergy Limited (ASX: MBT) is pleased to announce that in accordance with Listing Rule 3.10A, 15,000,000 ordinary shares (Escrowed Shares) in the Company will be released from voluntary escrow on 25 February 2016 (being 10 business days from today).

For further information about the issue of these shares see the Company’s ASX announcement which was released to market on 25 February 2015.

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For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com